THOMAS E. BOCCIERI, ESQ.

561 Schaefer Avenue

Oradell, New Jersey 07649-2517

201-983-2024

Fax 201-265-6069

October 30, 2008

Edward M. Kelly, Esq., Senior Counsel                                                                  VIA EDGAR

Tracey L. McKoy, Staff Accountant

Melissa N. Rocha, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

Re:   Eternal Image, Inc./FORM S-1/Pre-effective Amendment Number 3 (to Original Form SB-2)

Your File Number 333-148695

Original Filing Date – January 16, 2008

Dear Mr. Kelly and Mses. McKoy and Rocha:

On behalf of the above-named Registrant, in response to your letter dated October 17, 2008 (the “Comment Letter”), I hereby submit one marked-up (PDF) version of the above referenced Amendment (to simplify your review) redlined where there are changes from the original Registration Statement and one unmarked version of the subject Amendment (officially filed on EDGAR). Under separate cover, an officer of the Registrant will be sending you, by overnight delivery, two “courtesy” hard signed copies, one marked and the other unmarked.

To facilitate your review of the Amendment and for ease of understanding, I am responding herein to each of the comments contained in the Comment Letter and have numbered the paragraphs below to correspond to the comment numbers in the Comment Letter. In addition to changes responsive to the comments, the text has been updated to include the most recent events effecting the Registrant and there has been a general “clean-up” of the text to correct such things as typographical errors and unnecessary duplication of text. Furthermore, attached to this amendment are unredacted copies of exhibits 10.15, 10.16, 10.17, 10.18, 10.19 10.20 and 10.21. In connection with this, subsequent to this filing, the Registrant will submit a withdrawal of its September 4, 2008 application for confidential treatment regarding these exhibits.

1. GENERAL -The Registrant believes that the enclosed “redlined” copy reflects all changes to the previous amendment.

2. EXPLANATORY NOTE - The Explanatory Note has been eliminated.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

October 24, 2008

3. RISK FACTOR - (If Our Contract Manufacturers…); CONTRACT MANUFACTURERS;  SUPPLIERS– (a) (page 5) Throughout the document, including the referenced  risk factor and the one immediately following it,  the term  “Contract Manufacturer(s)” has been changed to such terms as “Manufacturers”, “Third Party Manufacturers”, “Manufacturer/Supplier(s)”, “Manufacturers and Suppliers” and/or “Manufacturers or Suppliers”, etc.; and (b) (page 16) The sections of “Business” description entitled “Manufacturers” and “Suppliers” have been combined into one entitled “Manufacturers/Suppliers” which now includes all four of the vendors referenced in comment 3, as well as an indication that arrangements with these vendors are on a per purchase order basis.

In addition, the error in the introductory paragraph to the Notes of the Financial Statements entitled “Nature of Operations” referencing a “sole manufacturing representative in China” has been corrected to be consistent with the disclosures referred to in the paragraph above.

4. SALES AND MARKETING STRATEGY - This disclosure (page 13) has been revised to indicate that the term of the agreement with ASAPR Public Marketing  has been extended to March 31, 2009.

5. URNS - This disclosure (page 15) has been updated to include urn sales through June 30, 2008.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

6. BASIS OF PRESENTATION -

We have previously revised our disclosure to reflect that the operations of the acquired company (Diamics) are not included in the financial statements of the accounting acquirer (Eternal Image). It can be found in the second paragraph of Note #1 of our revised registration statement. We have also updated Note #1 to provide the required information in accordance with Paragraph 51 of FAS #141, where applicable.

We have revised our disclosures (Note 2) in the area of the 52,200,000 shares issued. Our previous statement had inadvertently misstated the terms of the acquisition.  After correcting the mistake, we believe that paragraph 23 of FAS #141 is not applicable. We now believe that we have correctly presented the terms of the agreement.

We have retroactively restated the Statement of Stockholders’ Equity of Eternal Image. As stated previously, we had incorrectly explained the issuance of the 52,200,000 shares. We believe that we have now properly explained the transaction.

7. FURNITURE, EQUIPMENT, PRODUCT DEVELOPMENT COST AND DEPRECIATION - The wording in the Balance Sheet (page 20) and Notes 1 (page 25) and 2 (page 28) has been revised to better describe what Fixed Assets are composed of and to meet with the requirements of GAAP. The items that have been capitalized include heavy duty equipment used for the repetitive production of various logos and indicia for which we pay royalties for their use. These logos and indicia are then attached to both Caskets and Urns.  We have previously provided pictures of the finished products to aid in your understanding of our product and the intricate and sturdy product that it produces. Our conservative estimate is that the “Tooling and Molds” can be used in production for multiple years and we are of the opinion that they have a useful life to our company of 7 years, which have an estimated remaining life of between 4-6 years.  Also, in Note 1, in its second sentence, the method of depreciation is now discussed and disclosed.

Mr. Kelly and Mses. McKoy and Rocha /Eternal Image, Inc.

October 24, 2008

8. GOODWILL - The Statement of Operations (page 21) discloses the “Goodwill Impairment” expense as an activity of a “Discontinued Operations” in accordance with FAS #142, paragraph #43. The Goodwill was inadvertently transferred onto the books and records of Eternal Image upon the reverse merger with the shell company, Diamics.  The entire amount of the Goodwill was considered impaired because none of the prior business of Diamics is included in the present Company and our Impairment Review deemed the Goodwill to not have any value to our future operations.  At the time of the acquisition, Diamics had minimal assets and was inactive.

NOTE 4-LONG TERM DEBT

9. This section has been revised to include the details of the transaction with North Atlantic Resources as well as how the value of the shares issued to North Atlantic Resources was determined.

10. The new issuances of debt in 2008 that were subsequent to the balance sheet date that are referred to in the MD&A are now also included in Note #11 (page 36) as subsequent events.

NOTE 7-COMMON STOCK TRANSACTIONS

11. In this Note (page 33), we have retroactively restated the number of shares to reflect the 20:1 reverse stock split.

12. This Note now contains a discussion of all shares issued during the fiscal year ended December 31, 2007.

13. WARRANTS - Note 7 regarding the Warrants issued February 1, 2006 (page 33) has been expanded. We have reviewed the Warrants and FAS #150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and believe that the classification as “Equity” is proper.  We did not issue any warrants on January 31, 2006.  We have reviewed our registration statement to ensure that there were no references to the issuance of any warrants on that day or any other besides February 1, 2006.

14. NOTE 8-INCOME TAXES - The discussion of our adoption of FIN 48 is found in Note 1 (page 27).

15. NOTE 11-SUBSEQUENT EVENTS - The subsequent event Note has been changed to remove reference to the January 2008 North Atlantic Resources transaction. The loan payment transaction is now reflected in the statement of changes in stockholder equity, and also in common stock transactions referred to in our response to comment #9, above.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2008

16. GROSS PROFIT - This section (page 39) has been revised to better explain the reason for the increase in gross profit. The Registrant’s customers were not given discounts. The Registrant has been able to obtain some lower pricing on products that it purchased from its four manufacturers/suppliers because these four vendors are in a competitive position with each other for the Registrant’s business. Accordingly, it tries to take advantage of this in getting the lowest prices on a per purchase order basis. However, since the Registrant did not reduce its prices to its customers, the profit margin increased. EITF 01-09 is not applicable.

17.  ADMINISTRATIVE EXPENSES - This section (page 40) was revised to correct the error. Administrative expenses rose in 2008 period from the 2007 period.

18. LIQUIDITY AND CAPITAL RESOURCES - The table regarding loans payable on page 42 in this section includes the material elements of these simple promissory notes. It has been revised to include the new agreed upon extended terms.

Mr. Kelly and Mses. McKoy and Rocha/Eternal Image, Inc.

October 24, 2008

DESCRIPTION OF SECURITIES

19. PREFERRED STOCK - This section (page 48) has been corrected to clearly indicate that there are 195,000,000 shares of preferred stock outstanding and 220,000,000 shares authorized.

20. EXHIBIT INDEX - As previously indicated in the second introductory paragraph of this letter, exhibits 10.15 through 10.21 in their entirety are included with this filing. The Registrant is no longer pursuing its confidentiality application. The Exhibit Index has been adjusted accordingly.

21 EXHIBITS 10.23 through 10.27 and 10.31 - These exhibits have been re-filed with each lender’s name included on the lender line.

Please contact the undersigned should you have any questions or comments in connection with this filing.

Thank you for your anticipated prompt attention to this filing.

Very truly yours,

Enclosure

TEB:bc

cc:

Clint Mytch

James Parliament

Josh Pollack, CPA